UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

PERFORMANCE HEALTH TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

71375V 20 8
 (CUSIP Number)

July 13, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 71375V 20 8	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Cartmell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		2,441,025

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,441,025

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,441,025

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.03%

12	TYPE OF REPORTING PERSON*

	IN

*SEE INSTRUCTIONS

CUSIP No. 71375V 20 8	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Performance Health Technologies, Inc.

(b)	Address of Issuer's Principal Executive Offices: 427 Riverview Plaza, Trenton, NJ 08611

Item 2.

(a)	Name of Person Filing: Paul Cartmell

(b)	Address of Principal Business Office or, if none, Residence: London W43 LN, United Kingdom

(c)	Citizenship: United Kingdom

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 71375V 20 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b) – 1(b)(1)(ii)(E),

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 71375V 20 8	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount beneficially owned: 2,441,025

(b)	Percent of class: 5.03%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,441,025

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,441,025

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of a Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP No. 71375V 20 8	SCHEDULE 13G	Page 5 of 5 Pages

Item 10.	Certification

(c)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:               July 23, 2007

/s/ Paul Cartmell Paul Cartmell